October 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516122B for the following management investment companies:

Fund Name	File No.	SEC Registration No.
Macquarie/First Trust Global Infrastructure/ Utilities Dividend & Income Fund	811-21496	333-112202
First Trust Senior Floating Rate Income Fund II	811-21539	333-113978, 333-115414, 333-184182 and 333-115878
First Trust Energy Income and Growth Fund	811-21549	333-114131, 333-120853, 333-131771, 333-154254, 333-123460, 333-173334, 333-179878, 333-173335, 333-187192 and 333-217580
First Trust Enhanced Equity Income Fund	811-21586	333-116023 and 333-118593
First Trust/abrdn Global Opportunity Income Fund	811-21636	333-119081
First Trust Mortgage Income Fund	811-21727	333-123262 and 333-170228
First Trust Exchange-Traded Fund	811-21774	333-125751
First Trust/abrdn Emerging Opportunity Fund	811-21905	333-134540
First Trust Specialty Finance and Financial Opportunities Fund	811-22039	333-141457, 333-200618, 333-143713 and 333-143268
First Trust Exchange-Traded AlphaDEX® Fund	811-22019	333-140895
First Trust Exchange-Traded Fund II	811-21944	333-143964
First Trust High Income Long/Short Fund	811-22442	333-168186, 333-225853 and 333-223803
First Trust Exchange-Traded AlphaDEX® Fund II	811-22519	333-171759
First Trust Series Fund	811-22452	333-168727
First Trust Energy Infrastructure Fund	811-22528	333-172439 and 333-177037
First Trust Exchange-Traded Fund VI	811-22717	333-182308
First Trust Exchange-Traded Fund IV	811-22559	333-174332
First Trust Variable Insurance Trust	811-22652	333-178767
First Trust MLP and Energy Income Fund	811-22738	333-183396, 333-185172 and 333-217581
First Trust Exchange-Traded Fund III	811-22245	333-176976
First Trust Intermediate Duration Preferred & Income Fund	811-22795	333-186412 and 333-188816
First Trust Exchange-Traded Fund V	811-22709	333-181507
First Trust Exchange-Traded Fund VII	811-22767	333-184918
First Trust New Opportunities MLP & Energy Fund	811-22902	333-191808, 333-194835 and 333-212884
First Trust Dynamic Europe Equity Income Fund	811-23072	333-205681 and 333-207118
First Trust Exchange-Traded Fund VIII	811-23147	333-210186
First Trust High Yield Opportunities 2027 Term Fund	811-23565	333-237878

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Joint Insured Fidelity Bond for the period October 9, 2022 to October 9, 2023, for the First Trust complex of funds referenced above. Please note for the Commission’s records, the following:

(i) The Joint Insured Fidelity Bond;

(ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

(iii) a copy of the Blanket Bond Insurance Agreement.

Very truly yours,
First Trust Portfolios L.P.
/s/ Kristi A. Maher
Deputy General Counsel

Enclosures